SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Anticipation of the Start of Commercial Operation – SHP Bela Vista

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, with shares listed on B3 SA - Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and LATIBEX (XCOP, XCOPO, XCOPU), hereby announces to its shareholders and the market in general that on June 12, 2021, it entered into commercial operation the first generating unit of the Bela Vista Small Hydroelectric Plant (“SHP Bela Vista”) with 9.8 MW of installed capacity, as per Order number 1,729 of the ANEEL, published today.

Being 100% owned by Copel GeT, SHP Bela Vista has investments of approximately R$200 million and will have an installed capacity of 29.8 MW when the three generating units are in operation.

14.7 MW of the Bela Vista SHP were sold at the 28th New Energy Auction (A-6) of Aneel, at the price of R$ 195.70/MWh, annually readjusted by the IPCA, with the start of supply scheduled for January 1, 2024.

Starting in August 2019, the works will be completed by the end of the third quarter of 2021, approximately two and a half years before the start of the deadline for delivery of the contracted supply, thus allowing all the energy produced by SHP Bela Vista until December 2023, be marketed in the Free Environment (ACL).

The anticipation of completion of this project reflects the commitment assumed by management to the continuous improvement of the Copel group's efficiency and the sustainable growth of its businesses.

Curitiba, June 14, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 14, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.